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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-18390 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/29/2017 (MM/DD/YY) AND ENDING 07/27/2018 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Georgetown Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Diagonal Road, Suite 200

(No. and Street)

Alexandria (City) VA (State) 22314 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert T. Mann 703-519-7700 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter

(Name – *if individual, state last, first, middle name*)

4401 Dominion Blvd (Address) Glen Allen (City) VA (State) 23060 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

# OATH OR AFFIRMATION

I, Robert T. Mann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Georgetown Securities, Inc.

of July 27, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Securities accounts of principal officers and directors are classified as customers.

Signature

President

Title

Notary Public

WILFREDO SANCHEZ
Notary Public
Commonwealth of Virginia
Registration No. 7788405
My Commission Expires Sep 30, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FIRST GEORGETOWN SECURITIES, INC.

## Financial Statements

### For the Fifty-Two Week Period Ended

### July 27, 2018

SEC ID 8 – 18390
Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

**FIRST GEORGETOWN SECURITIES, INC.**

Table of Contents

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
First Georgetown Securities, Inc.
Alexandria, Virginia

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of First Georgetown Securities, Inc. (the "Company") as of July 27, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the fifty-two week period then ended and the related notes and supplemental information (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of July 27, 2018, and the results of its operations and its cash flows for the fifty-two week period then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis of Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Certified Public
Accountants & Consultants

4401 Dominion Boulevard
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

www.keitercpa.com

**Supplemental Information**

The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Keiter

We have served as the Company's auditor since 2013.

September 18, 2018
Glen Allen, Virginia

# FIRST GEORGETOWN SECURITIES, INC.

Statement of Financial Condition
July 27, 2018

## Assets

| | |
|---|---|
| Current assets: | |
| Cash and cash equivalents | $ 8,369 |
| Accounts receivable - broker and dealer | 33,323 |
| Employee advance receivable | 81 |
| Trading securities | 337,158 |
| Prepaid expenses and other current assets | 5,421 |
| Clearing deposit | 50,000 |
| Total current assets | 434,352 |
| Property and equipment - net | 3,208 |
| Deferred income taxes | 3,438 |
| Total assets | $ 440,998 |

## Liabilities and Stockholder's Equity

| | |
|---|---|
| Current liabilities: | |
| Accounts payable | $ 15,534 |
| Accrued payroll and commissions | 5,061 |
| Retirement plan contribution payable | 87,001 |
| Accrued vacation | 3,374 |
| Payroll taxes withheld and accrued | 645 |
| Corporate income taxes payable | 8,435 |
| Deferred advisory fees | 82,318 |
| Total current liabilities | 202,368 |
| Long-term liabilities: | |
| Deferred rental expense | 11,365 |
| Deferred income taxes | 748 |
| Total long-term liabilities | 12,113 |
| Total liabilities | 214,481 |
| Stockholder's equity: | |
| Common Stock, $0.01 per value, 25,000 shares authorized, issued and outstanding | 250 |
| Additional paid-in capital | 546,667 |
| Accumulated deficit | (320,400) |
| Total stockholder's equity | 226,517 |
| Total liabilities and stockholder's equity | $ 440,998 |

See accompanying notes to financial statements.

**FIRST GEORGETOWN SECURITIES, INC.**

Statement of Operations
For the Fifty-Two Week Period Ended July 27, 2018

| | |
|---|---|
| Revenue: | |
| Commissions | $ 529,007 |
| Interest | 53,693 |
| Advisory fees | 624,101 |
| Trading income | 61,778 |
| Other income | 3,903 |
| Total revenue | 1,272,482 |
| Operating expenses: | |
| Employee compensation and benefits | 791,138 |
| Floor brokerage and ticket charges | 49,007 |
| Other operating expenses | 377,178 |
| Taxes other than income | 34,442 |
| Communications | 10,881 |
| Total operating expenses | 1,262,646 |
| Income before income taxes | 9,836 |
| Income taxes | 8,074 |
| Net income | $ 1,762 |

See accompanying notes to financial statements.

**FIRST GEORGETOWN SECURITIES, INC.**

Statement of Changes in Stockholder's Equity
For the Fifty-Two Week Period Ended July 27, 2018

| | Common Stock | Additional Paid-in Capital | Accumulated Deficit | Total |
|---|---|---|---|---|
| Balance, July 28, 2017 | $ 250 | $ 546,667 | $ (322,162) | $ 224,755 |
| Net income | - | - | 1,762 | 1,762 |
| Balance, July 27, 2018 | $ 250 | $ 546,667 | $ (320,400) | $ 226,517 |

See accompanying notes to financial statements.

**FIRST GEORGETOWN SECURITIES, INC.**

Statement of Cash Flows
For the Fifty-Two Week Period Ended July 27, 2018

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 1,762 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation | 740 |
| Deferred income taxes | (361) |
| Changes in operating assets and liabilities: | |
| Accounts receivable – broker and dealer | (1,723) |
| Employee advances | 1,352 |
| Trading securities | (38,296) |
| Prepaid expenses and other current assets | (70) |
| Accounts payable | (710) |
| Accrued payroll and commissions | (180) |
| Retirement plan contribution payable | 40,903 |
| Accrued vacation | (481) |
| Payroll taxes withheld and accrued | (51) |
| Deferred advisory fees | (58) |
| Income taxes payable | 885 |
| Deferred rent expense | 2,156 |
| Net cash provided by operating activities | 5,868 |
| Cash flows from investing activities: | |
| Purchases of property and equipment | (1,978) |
| Net cash used in investing activities | (1,978) |
| Net increase in cash and cash equivalents | 3,890 |
| Cash and cash equivalents, beginning of period | 4,479 |
| Cash and cash equivalents, end of period | $ 8,369 |
| Supplemental cash flow information: | |
| Cash paid for income taxes | $ 7,486 |

See accompanying notes to financial statements.

**FIRST GEORGETOWN SECURITIES, INC.**

Notes to Financial Statements

**1. Summary of Significant Accounting Policies:**

**Nature of Business:** First Georgetown Securities, Inc. (the "Company"), a Delaware corporation, is organized to engage in the buying and selling of securities for businesses and the general public and is a broker-dealer registered with the United States Securities and Exchange Commission (the "SEC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is an introducing broker that accepts customer orders but elects to clear orders through a clearing broker for cost efficiencies. National Financial Services, LLC, a wholly owned subsidiary of Fidelity Investments Company, maintains all customer brokerage accounts for the Company. The Company's fiscal year ends on the last Friday of July.

**Basis of Presentation:** The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). The financial statements have been applied on a consistent basis with that of the preceding period.

**Cash and Cash Equivalents:** The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

**Accounts Receivable:** Accounts receivable represents receivables due from the clearing broker, National Financial Services, LLC. The Company considers allowance for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, projection of trends, and other information. No allowance was deemed necessary as of July 27, 2018.

**Trading Securities:** Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. The Company's financial instruments are recorded at fair value.

**Property and Equipment:** Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets, which range from five to seven years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

## FIRST GEORGETOWN SECURITIES, INC.

Notes to Financial Statements, Continued

1. **Summary of Significant Accounting Policies, Continued:**

**Risks and Uncertainties:** Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash. The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation up to $250,000. During 2018, one customer accounted for 12% of revenue.

**Revenue Recognition:** Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory fees are received quarterly, but are recognized as earned on a pro rata basis over the term of the contract.

**Advertising Costs:** The Company expenses advertising costs as they are incurred. Advertising expense was $2,361 for the period ended July 27, 2018.

**Income Taxes:** The Company accounts for deferred income taxes by the liability method. Deferred income tax liabilities are computed based on the temporary differences between the financial statement carrying amounts and income tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse.

The Company follows the FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

**Use of Estimates:** The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

**Accumulated Deficit:** The deficit does not represent obligations of the Company.

**Subsequent Events:** Management has evaluated subsequent events through September 18, 2018 the date the financial statements were issued, and has determined there are no subsequent events to be reported in the accompanying financial statements.

## 2. Fair Value Measurements:

The Company follows FASB guidance for measurement and disclosure of fair value which establishes a three-tier fair value hierarchy and prioritizes the inputs used in measuring fair value as follows:

Level 1 Unadjusted quoted prices that are available in active markets for the identical investments at the reporting date.

Level 2 Other observable inputs available at the measurement date, other than quoted prices included in Level 1, either directly or indirectly.

Level 3 Unobservable inputs that cannot be corroborated by observable market data and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management's estimates of market participant assumptions.

Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for investments carried or disclosed at fair value:

Level 2 trading securities include money market accounts for which quoted prices are not available in active markets for identical instruments. The Company utilizes a third party pricing service to determine the fair value of each of these investment securities. Because quoted prices in active markets for identical assets are not available, these prices are determined using observable market information such as quotes from less active markets and/or quoted prices of securities with similar characteristics.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Company's assets accounted at fair value on a recurring basis as of July 27, 2018:

| | Assets at Fair Value as of July 27, 2018 | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| Trading securities | $ - | $ 337,158 | $ - | $ 337,158 |
| Total assets at fair value | $ - | $ 337,158 | $ - | $ 337,158 |

## 3. Property and Equipment:

Property and equipment consisted of the following at July 27, 2018:

| | |
|---|---|
| Furniture and fixtures | $ 51,696 |
| Leasehold improvements | 7,934 |
| | 59,630 |
| Less: accumulated depreciation | (56,422) |
| Net property and equipment | $ 3,208 |

Depreciation expense was $740 for the period ended July 27, 2018.

## 4. Lease Commitments:

The Company leases office space and three automobiles under long-term lease agreements, which are classified as operating leases. The car leases expire in 2020, and 2021 and the office space lease expires in April 2022. The office space lease contains escalation clauses for operating expenses. As of July 27, 2018, the Company had a liability in the amount of $11,365 related to recording office lease costs on a straight-line basis. The Company's rent expense was $88,892 for the period ended July 27, 2018.

The following is a schedule of future minimum rental payments required under the above leases as of July 27, 2018:

| Year | Amount |
|---|---|
| 2019 | $ 110,129 |
| 2020 | 109,743 |
| 2021 | 89,104 |
| 2022 | 60,023 |
| | $368,999 |

## 5. Income Taxes:

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (the "Act"). The Act reduces the federal corporate income rate to 21 percent effective January 1, 2018. The company re-measured its deferred tax assets and deferred tax liabilities consistent with the Act and increased its deferred tax assets by $278.

The provision for income taxes consists of the following:

| | |
|---|---|
| Current federal income tax provision | $ 6,191 |
| Current state income tax provision | 2,244 |
| Deferred federal income tax benefit | (306) |
| Deferred state income tax benefit | (55) |
| | $ 8,074 |

The difference between the effective tax rate and the federal statutory tax rate is primarily due to non-deductible expenses, including meals and entertainment, dues and penalties.

Deferred income tax assets as of July 27, 2018 are as follows:

| | |
|---|---|
| Accrued vacation | $ 787 |
| Deferred rent expense | 2,651 |
| | 3,438 |

Deferred income tax liability as of July 27, 2018 is as follows:

| | |
|---|---|
| Accumulated depreciation | $ 748 |

## 6. Retirement Plan:

The Company sponsors a Simplified Employee Pension Plan (the "Plan") that covers all employees. At management's discretion, the Company funds the Plan 100% with available resources. An employee must work for one year to become eligible for contributions. Contributions to the Plan are limited to 20% of employee's eligible compensation for the period ended July 27, 2018. The Company elected to make contributions of $87,001 for the period ended July 27, 2018.

## 7. Regulatory Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital of no more than 15:1. In addition, the Company must maintain a minimum net capital of $100,000. At July 27, 2018, the Company had net capital of $203,447, and the ratio of aggregate indebtedness to net capital was 1.05 to 1. Net capital in excess of minimum requirements was $103,447 as of July 27, 2018.

The Company is exempt under Rule 15c3-6(k)(2)(ii) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

**FIRST GEORGETOWN SECURITIES, INC.**

Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934
July 27, 2018

| | |
|---|---|
| Stockholders' equity: | |
| Stockholders' equity qualified for net capital | $ 226,517 |
| Nonallowable assets and miscellaneous capital charges: | |
| Petty cash | 300 |
| Prepaid expenses and other current assets | 5,421 |
| Property and equipment – net | 3,208 |
| Accounts receivable | 3,938 |
| Deferred tax asset | 3,438 |
| | 16,305 |
| Net capital before capital charges on firm securities | 210,212 |
| Less – haircuts on firm securities positions | 6,765 |
| Net capital | $ 203,447 |
| Amounts included in total liabilities which represent aggregate indebtedness | $ 213,733 |
| Minimum net capital required (the greater of $100,000 or 6-2/3% of aggregate indebtedness) | $ 100,000 |
| Net capital in excess of minimum requirements | $ 103,447 |
| Ratio of aggregate indebtedness to net capital | 1.05 |

Reconciliation of net capital as reported on the Company's unaudited FOCUS report as originally filed and computation as of July 27, 2018.

| | |
|---|---|
| Net capital per unaudited FOCUS report | $199,416 |
| Audit adjustments: income taxes | 4,031 |
| Net capital per audited financial statements | $203,447 |

See Report of Independent Registered Public Accounting Firm

**FIRST GEORGETOWN SECURITIES, INC.**

Exemption Provision of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934
July 27, 2018

The Company is exempt under Rule 15c3-6(k)(2)(ii) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm

## EXEMPTION REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
First Georgetown Securities, Inc.
Alexandria, Virginia

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) First Georgetown Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which First Georgetown Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) First Georgetown Securities, Inc. stated that First Georgetown Securities, Inc. met the identified exemption provisions throughout the fifty-two week period ended July 27, 2018 without exception. First Georgetown Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Georgetown Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Keiter

September 18, 2018
Glen Allen, Virginia

Certified Public
Accountants & Consultants

4401 Dominion Boulevard
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

www.keitercpa.com

# First Georgetown Securities, Inc.

Investment Brokers

First Georgetown Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240. 17a-5(d)(1) and (4).

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii). The Company is an introducing broker-dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer. The Company promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and properly maintains and preserves such books and records.

The Company met the identified exemption provisions in 17 C.F.R. § 240. 15c3-3(k) throughout the most recent fiscal year and through the date of this report without exception.

I, Robert T. Mann, swear (or affirm) that, to my best knowledge and belief, this Exemption Reportpertaining to the firm, First Georgetown Securities, Inc., is true andcorrect.

Robert T. Mann
President
September 18, 2018

*Established 1975*

1700 Diagonal Road, Suite 200 • Alexandria, VA 22314 • 703 519-7700 • 703 519-7969 F • 1 800 424-2993

Keiter
Your Opportunity Advisors

# AGREED-UPON PROCEDURES REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors
First Georgetown Securities, Inc.
Alexandria, Virginia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the fifty-two week period ended July 27, 2018, which were agreed to by First Georgetown Securities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating First Georgetown Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. First Georgetown Securities, Inc.'s management is responsible for First Georgetown Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the fifty-two week period ended July 27, 2018, as applicable, with the amounts reported in Form SIPC-7 for the fifty-two week period ended July 27, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Keiter

September 18, 2018
Glen Allen, Virginia

Certified Public Accountants & Consultants

4401 Dominion Boulevard
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

www.keitercpa.com

**SIPC-7**
(35-REV 6/17)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

**SIPC-7**
(35-REV 6/17)

For the fiscal year ended July 27 2018

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

**WORKING COPY**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

First Georgetown Securities, Inc
1700 Diagonal Road, Suite 200
Alexandria, VA 22314

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert T. Mann (703) 519-7700

2. A. General Assessment (item 2e from page 2) $ 1366

B. Less payment made with SIPC-6 filed (**exclude interest**) ( 694 )
February 12, 2018
Date Paid

C. Less prior overpayment applied ( 0 )

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 672

G. **PAYMENT: √ the box**
**Check mailed to P.O. Box** ☐ **Funds Wired** ☐
**Total (must be same as F above)** $ 672

H. Overpayment carried forward $( 0 )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Georgetown Securities, Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the 7th day of September, 20 18.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning July 29 2017
and ending July 27 2018

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 1,272,484 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | 0 |
| (2) Net loss from principal transactions in securities in trading accounts. | 0 |
| (3) Net loss from principal transactions in commodities in trading accounts. | 0 |
| (4) Interest and dividend expense deducted in determining item 2a. | 0 |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | 0 |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | 0 |
| (7) Net loss from securities in investment accounts. | 0 |
| Total additions | 0 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 312,916 |
| (2) Revenues from commodity transactions. | 0 |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 49,006 |
| (4) Reimbursements for postage in connection with proxy solicitation. | 0 |
| (5) Net gain from securities in investment accounts. | 0 |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | 0 |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | 0 |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | 0 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0 | |
| Enter the greater of line (i) or (ii) | 0 |
| Total deductions | 361,922 |
| 2d. SIPC Net Operating Revenues | $ 910,562 |
| 2e. General Assessment @ .0015 Rate effective 1/1/2017 | $ 1,366 |
| | (to page 1, line 2.A.) |